Consent of Independent Registered Public Accounting Firm

The board of directors

Statoil ASA

We consent to the incorporation by reference in the registration statement (No. 333-168426) on Form S-8 of Statoil ASA, in the registration statement (No. 333-221130) on Form F-3ASR of Statoil ASA, and in the registration statement (No. 333-221130-01) on Form F-3ASR of Statoil Petroleum AS of our reports dated 15 March 2018, with respect to the consolidated balance sheets of Statoil ASA and subsidiaries as of 31 December 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended 31 December 2017, and the related notes (collectively the "consolidated financial statements"), and the effectiveness of internal control over financial reporting as of 31 December 2017, which reports appear in the 31 December 2017 annual report on Form 20-F of Statoil ASA.

Our report with respect to the 2017 consolidated financial statement refers to a change in the presentation of net interest costs related to defined benefit pension plans.

Our report dated 15 March 2018, on the effectiveness of internal control over financial reporting as of 31 December 2017, expresses our opinion that Statoil ASA did not maintain effective internal control over financial reporting as of 31 December 2017 because of the effect of a material weakness on the achievement of objectives on the control criteria and contains an explanatory paragraph that states Statoil ASA has a material weakness related to controls and procedures for the identification, assessment and timely and appropriate communication to the Board Audit Committee of questions or concerns (including allegation of misconduct) raised by employees in connection with termination of their employment (otherwise than through Statoil ASA’s external Ethics helpline).

/s/ KPMG AS

Stavanger, Norway

23 March 2018

Statoil, Annual Report on Form 20-F 2017    1